EXHIBIT 99.8

February 26, 2018

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB T2J 7E8

Ladies and Gentlemen:

Re:	Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Agrium Inc. under the Securities Exchange Act of 1934, as amended.

I, Dennis William Aldo Grimm, P. Eng., a qualified person, am responsible for preparing  or supervising the preparation of sections

1-3, 13, 17 and 24-27 of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Report and to the use of my name therein. I hereby also consent to the incorporation by reference of such references and information in the registration statements on Form S-8 of Nutrien Ltd. (File Nos. 333-222384 and 333-222385).

Yours truly,

/S/ Dennis William Aldo Grimm
Dennis William Aldo Grimm, P.Eng.